Exhibit (a)(1)(c)

FORM E-MAIL TO EMPLOYEES AFFECTED BY 409A

From:	Mark R. Kent
Date:	May 15, 2007
Subject:	Action Required—Information Regarding Your Sigma Stock Options

Attached you will find the details of Sigma’s Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”). The Offer to Amend, which was filed today with the Securities and Exchange Commission, contains specific details about the offer, including a Summary Term Sheet and Questions and Answers, which we encourage you to review. Additionally, later today you will receive a personalized Addendum, which lists your outstanding options as of May 15, 2007 which are eligible for amendment pursuant to the Offer to Amend, dated May 15, 2007 (the “Eligible Options”).

Please carefully read all of the documents attached to this email and your personalized Addendum. After reviewing the attached materials and your personalized Addendum, if you wish to participate in the Offer, you will need to fill out, sign, and date the Election Form. The Election Form must be received before 1:00 p.m. (Pacific Time) on Wednesday, June 13, 2007, unless we extend the Offer. You may send your completed Election Form to Kit Tsui or Maggie Anderson by (i) fax at (408) 957-9889, (ii) by e-mail to option-offer@sdesigns.com or (iii) by hand delivery to Kit Tsui or Maggie Anderson at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035.

INFORMATIONAL MEETINGS

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how we intend to address the situation and the choices you have, and (iii) answer any other questions you may have, we will hold two informational sessions on May 15, 2007, at 11:00 a.m. PT and 1:00 p.m. PT. The meetings will be in person in the board room.

To avoid overcrowding in the board room, please attend the 11:00 a.m. PT session if your last name begins with the letters A-L, and the 1:00 p.m. PT session if your last name begins with the letters M-Z. If you cannot attend one session, you may attend the other session. If you are not able to attend either session, please contact Kit Tsui or Maggie Anderson at (408) 262-9003 or by email at option-offer@sdesigns.com and we will try to schedule a separate meeting as soon as possible.

If you have any questions about the offer, please contact Kit Tsui or Maggie Anderson at (408) 262-9003 or by email at option-offer@sdesigns.com.

FORM OF ADDENDUM TO OFFER

The following is a list of your outstanding options as of May 15, 2007 which are eligible for amendment pursuant to the Offer to Amend the Exercise Price of Certain Options, dated May 15, 2007 (the “Eligible Options”):

Original Grant Date	Deemed Measurement Date	Options Outstanding	Vested 2004 and Prior	Vested 2005 and Later (“Eligible Options”)	Option Price (Original)	Revised Option Price	Cash Compensation